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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ___________________________________

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 17)


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of issuer)

                    Common Stock, Par Value $.10 Per Share
                        (Title of Class of Securities)


                                 093676 10 4
                                (CUSIP number)

                              Thomas W. Hawkins
                    Blockbuster Entertainment Corporation
                            One Blockbuster Plaza
                          Ft. Lauderdale, FL  33301
                            Phone:  (305) 832-3000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 29, 1994
           (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].





                              Page 1 of 5 Pages
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 CUSIP No. 093676 10 4               13D                   Page 2 of 5 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            H. Wayne Huizenga

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       [ ]  (a)
       [ ]  (b)

  3    SEC USE ONLY



  4    SOURCES OF FUNDS*



  5    CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]

       N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION        United States


           NUMBER OF       7  SOLE VOTING POWER                 -0-
            SHARES
          BENEFICIALLY     8  SHARED VOTING POWER               -0-
          OWNED BY EACH
           REPORTING       9  SOLE DISPOSITIVE POWER            -0-
          PERSON WITH
                          10  SHARED DISPOSITIVE POWER          -0-


 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-


 12    CHECK IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES*
       [ ]


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
            Not applicable.

 14    TYPE OF REPORTING PERSON*    IN

                *       SEE INSTRUCTIONS BEFORE FILLING OUT!
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                       Amendment No. 17 to Schedule 13D


        This Amendment No. 17 amends and supplements the Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga (herein after referred to as the "reporting person") with respect to Blockbuster Entertainment Corporation (the "Issuer"), as set forth below. Unless otherwise specified, all terms referred to herein shall have the meaning ascribed to them in such Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and supplemented as follows:

        On September 29, 1994, pursuant to the terms and conditions of the Merger Agreement, (A) the Issuer was merged with and into Viacom with Viacom as the surviving corporation, (B) each outstanding share of Common Stock (other than shares held by Viacom, the Issuer and, if appraisal rights are available under the Delaware General Corporation Law, those holders who have demanded and perfected appraisal rights) was cancelled and converted into the right to receive (i) 0.08 of a share of Viacom Class A Common Stock, (ii) 0.60615 of a share of Viacom Class B Common Stock, and (iii) up to an additional 0.13829 of a share of Viacom Class B Common Stock, with such number of shares depending on market prices of Viacom Class B Common Stock during the year following the effective time of the Merger, evidenced by one variable common right of Viacom.



                              Page 3 of 5 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented as follows:

        On September 29, 1994, the Merger was consummated, the shares of Common Stock that had been the subject of the Statement were cancelled, and as a result the reporting person ceased to be the beneficial owner of any shares of Common Stock.













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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: September 29, 1994


                                                /s/ H. Wayne Huizenga
                                                ------------------------------
                                                H. Wayne Huizenga







                              Page 5 of 5 Pages